Exhibit 99.1

Sanofi-aventis Announces Expiration

of Hart-Scott-Rodino Waiting Period

for Acquisition of Genzyme

Paris, France – October 20, 2010 – Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today that the waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, applicable to sanofi-aventis’ proposed acquisition of Genzyme Corporation (NASDAQ: GENZ) has expired.

On October 4, 2010, sanofi-aventis commenced a tender offer to purchase all outstanding shares of common stock of Genzyme for $69 per share in cash.

The expiration of the HSR waiting period is a requisite step in satisfaction of the condition to the tender offer relating to antitrust approvals, which remains subject to the other conditions described in the Offer to Purchase filed with the U.S. Securities and Exchange Commission on October 4, 2010.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Important Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities. In connection with the proposed transaction, sanofi-aventis and GC Merger Corp. have filed tender offer documents with the U.S. Securities and Exchange Commission (the “SEC”). These documents have or will be mailed to all Genzyme shareholders of record. These documents, as they may be amended from time to time, contain important information about the proposed transaction and Genzyme shareholders are urged to read them carefully and in their entirety before any decision is made with respect to the proposed transaction. The tender offer materials may be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at (800) 322-2885, and may also be obtained at no charge at the website maintained by the SEC at www.sec.gov.

Any statements made in this communication that are not statements of historical fact, including statements about Sanofi-aventis’ beliefs and expectations and statements about Sanofi-aventis’ proposed acquisition of Genzyme, are forward-looking statements and should be evaluated as such. Forward-looking statements include statements that may relate to Sanofi-aventis’ plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. Factors that may materially affect such forward-looking statements include: Sanofi-aventis’ ability to successfully complete the tender offer for Genzyme’s shares or realize the anticipated benefits of the transaction; delays in obtaining any approvals required for the transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule; and the failure of any of the conditions to Sanofi-aventis’ tender offer to be satisfied. Any information regarding Genzyme contained herein has been taken from, or is based upon, publicly available information. Although Sanofi-aventis does not have any information that would indicate that any information contained herein is inaccurate or incomplete, Sanofi-aventis has not had the opportunity to verify any such information and does not undertake any responsibility for the accuracy or completeness of such information. Sanofi-aventis does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.